Exhibit 99.1

Cardiome Announces Results From Annual and Special Meeting of Shareholders and Timing For First Quarter 2018 Financial Results Conference Call

Shareholders Approve Cipher Acquisition of Canadian Business Portfolio of Cardiome

Company to Host First Quarter 2018 Financial Results Conference Call on Tuesday, May 15, 2018 at 4:30 p.m. ET

NASDAQ: CRME
TSX: COM

VANCOUVER, May 10, 2018 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announces the results of votes on matters considered at its Annual and Special Meeting of Shareholders (the Meeting) which took place earlier today in Vancouver, British Columbia, Canada.

All six members of the Cardiome Board of Directors named as nominees in the 2018 proxy statement received a majority of the votes cast by shareholders at the Meeting, being: Richard M. Glickman, W. James O'Shea, Dr. William L. Hunter, Dr. Mark H. Corrigan, Arthur H. Wilms and Dr. Robert J. Meyer.  Detailed results of the Director votes are presented in the following table:

	Total Votes For	% Votes For
Richard M. Glickman	12,940,834	70.34%
W. James O'Shea	17,819,958	96.86%
Dr. William L. Hunter	17,878,443	97.18%
Dr. Mark H. Corrigan	17,817,258	96.85%
Arthur H. Willms	17,877,308	97.17%
Dr. Robert J. Meyer	17,877,333	97.17%

Additional results from the Annual and Special Meeting include:

•	Shareholders approved a special resolution permitting Cardiome to complete a proposed transaction pursuant to which Cipher Pharmaceuticals, Inc. will acquire Cardiome's Canadian business portfolio, including Brinavess®, Aggrastat®, Xydalba™ and Trevyent®, following a planned corporate restructuring of Cardiome by way of a statutory plan of arrangement (the "Arrangement"). All of the outstanding common shares of Cardiome will be assigned and transferred to Cardiome's newly created entity, wholly-owned subsidiary, Correvio Pharma Corp. ("Correvio"), in exchange for common shares of Correvio. Upon completion of the Arrangement, each former shareholder of Cardiome will hold the same pro rata interest in Correvio as it held in Cardiome immediately prior to completion of the Arrangement. Cipher will have acquired all of the outstanding common shares of Cardiome, and Correvio will have acquired and will hold all of Cardiome's pre-transaction assets, other than the Canadian business portfolio being acquired by Cipher under the Arrangement. 18,384,626 shares, representing approximately 99.93% of votes cast and approximately 52.72% of issued and outstanding shares, were voted in favor of this resolution.
•	Shareholders approved a stock option plan for Correvio to be effective immediately following the completion of the Arrangement. 16,148,562 shares, representing approximately 87.78% of votes cast and approximately 46.31% of issued and outstanding shares, were voted in favor of this resolution.
•	Shareholders approved a restricted share unit plan for Correvio to be effective immediately following the completion of the Arrangement. 16,328,633 shares, representing approximately 88.76% of votes cast and approximately 46.83% of issued and outstanding shares, were voted in favor of this resolution.
•	Shareholders approved the appointment of KPMG LLP as Cardiome's independent registered public accounting firm, by resolution passed by show of hands.

First Quarter 2018 Financial Results Conference Call

Cardiome will report financial results for the first quarter ended March 31, 2018 on Tuesday, May 15, 2018. Cardiome will hold a conference call and webcast at 4:30 p.m. Eastern (1:30 p.m. Pacific) on that day to discuss the results.

To access the conference call, please dial 888-390-0546 or 416-764-8688 and use conference ID 18196424. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/1670225/10519D38D04BF54F5133CA55E204B8A7

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 4, 2018. Please dial 888-390-0541 or 416-764-8677 and enter code 196424 # to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients.  With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Cardiome are discussed in our most recent annual and quarterly reports and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Cardiome makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
Xydalba™ is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
DALVANCE® is a trademark of Allergan Pharmaceuticals International Limited.
All other trademarks are the property of their respective owners.

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SOURCE Cardiome Pharma Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2018/10/c5747.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Cardiome Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com; Argot Partners, Michelle Carroll, 212.600.1902, michelle@argotpartners.com

CO: Cardiome Pharma Corp.

CNW 07:00e 10-MAY-18